06016474

August 30, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 082-34930
Mori Seiki Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are English translations of Japanese language documents, required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai, Andrew W. Winden or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Mori Seiki Co., Ltd.

By [signature]

Name: Hideji Machino
Title: Manager of Accounting Department

(Enclosures)

dw 9/5

TOKYO:32984.1

cc: Izumi Akai, Esq.
Andrew W. Winden, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)

File No. 082-34930

Annex A

English Translation of Japanese Language Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1. Consolidated Financial Results for the First Quarter of the Fiscal Year 2006, dated August 7, 2006 and filed with the Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd.

2. An announcement, dated August 7, 2006 and filed with the Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd., regarding amendment to the projected dividend.

3. A notice, dated August 7, 2006 and filed with the Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd., regarding the transfer of fixed assets.

Consolidated Financial Results for the First Quarter of Fiscal year 2006

August 7,2006

Company name: Mori Seiki Co., Ltd. (Code number 6141, Tokyo and Osaka Stock Exchanges First Section)

(URL http://www.moriseiki.co.jp/)

Representative: President Masahiko Mori

Contact person: / Name Administrative HQ Executive Officer

Accounting & Finance Dept. Director Morikuni Uchigasaki

(TEL: 052−587−1835)

1. Notes for the quarterly financial information

(1) Simplified accounting method adopted: Yes

Standard for inclusion of income taxes: Calculated on the basis of the forecast full-year tax rate, using legal effective tax rates.

Other accounting methods are simplified due to their minimal impact on reported amounts.

(2) Changes in accounting methods since the end of the last consolidated fiscal year: Yes

Detailed in 4. Changes in accounting policy.

(3) Changes in scope of consolidation and application of equity method: Yes

Consolidated subsidiaries	(increase) -	(decrease) 2
Equity method companies	(increase) -	(decrease) -

2. Highlight of the first quarter of Fiscal year 2006 (April 1, 2006 to June 30, 2006)

(1) Consolidated financial results (Unaudited) (Millions of yen)

(millions of yen, fractions not shown)

	Sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal year 2006 first quarter	35,936	27.8	4,554	202.6	4,736	212.2	△144	—
Fiscal year 2005 first quarter	28,122	29.1	1,505	113.5	1,517	93.9	1,372	294.0
Reference: Fiscal year 2005	145,339		16,294		15,902		13,801	

	Earnings per share	Diluted earnings per share
	Yen	Yen
Fiscal year 2006 first quarter	1.58	—
Fiscal year 2005 first quarter	15.59	15.54
Reference: Fiscal year 2004	153.62	150.31

Notes: 1. Percent change in sales, operating income, ordinary income, and net income is the change from the first quarter of fiscal year 2005.

2. Figures are unaudited.

Qualitative information on consolidated business performance

The machine tool industry's results for the first quarter show that there had been a steady increase in investment in plant and equipment in Japan, mainly from automobile-related, general machinery and semiconductor companies. In Asia, there was a steady increase in demand in the automobile-related, general machinery and die and mold industries. In North America and Europe, investment in equipment and plant in the energy and aircraft industries had increased.

Under such economic environments, our company's sales results for the first quarter were 35.936 billion yen, 27.8% up from the previous year. The operating profit was 4.554 billion yen, 202.6% up from the previous year.

Besides, as part of our decision to sell land and buildings of our sales offices in Japan, we incurred an extraordinary loss as impairment losses due to the difference between the book value and the expected sales price as. The total loss was 4.209 billion yen.

(2) Change in consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Equity per share
	million yen	million yen	%	yen
Fiscal year 2006 first quarter	158,670	111,563	70.0	1,206 96
Fiscal year 2005 first quarter	147,973	96,174	65.0	1,092 48
Reference: Fiscal year 2005	162,778	116,347	71.5	1,264 32

Note: Figures are unaudited.

【 Condition of cash flow 】

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	The balance of cash and cash equivalents for this term
	million yen	million yen	million yen	million yen
Fiscal year 2006 first quarter	7,540	△1,244	△2,633	35,106
Fiscal year 2005 first quarter	—	—	—	—
Reference: Fiscal year 2005	17,128	△3,001	4,524	31,582

Note: 1. We have started disclosing quarterly consolidated cash flow statement since this quarter. We do not show that of last quarter.
2. Figures are unaudited.

Qualitative information regarding the consolidated financial position

Total assets were 158.67 billion yen, a decrease of 4.108 billion yen from the end of the previous term. Debts were 47.106 billion yen, an increase of 1.101 billion yen and net assets were 111.563 billion yen, a decrease of 4.784 billion yen. As the result, our capital-asset ratio had dropped from 71.5% at the end of the previous term to 70.0%.

The main reason for the decrease in assets is that even though there had been a 3.524 billion yen increase in cash and cash equivalents and a 2.856 billion yen increase in inventory assets, they had been offset by decreases of 5.518 billion yen in promissory notes and accounts receivable, 1.669 billion yen in buildings and structures, and 2.762 billion yen in land. Also, the main reason for the decline in net assets is the payment for dividends of 3.677 billion yen in cash.

(Condition of cash flow)

The balance of cash and cash equivalents for this term is 35.106 billion yen, an increase of 3.523 billion yen from the previous term.

"Cash flow from operating activities" shows an increase of 7.54 billion yen, by recording a net loss for the quarter before tax adjustments of 108 million yen, a decrease of 5.614 billion yen in accounts receivable, a decrease of 3.274 billion yen resulting from increased inventory assets, etc.

"Cash flow from investment activities" decreased by 1.244 billion yen because of expenditure of 1.127 billion yen for acquisition of tangible fixed assets, etc.

"Cash flow from financial activities" decreased by 2.633 billion yen because of expenditure of 2.753 billion yen for payment for dividends in cash.

3. Fiscal year 2006 Consolidated earnings forecasts (April 1, 2006 to March 31, 2007)

(1)Fiscal year 2006 Consolidated earnings forecasts (April1,2006 to March31,2007)

	Sales	Operating income	Ordinary income	Net income
	million yen	million yen	million yen	million yen
Interim	74,000	8,800	8,400	4,700
Full year	157,500	20,000	19,500	11,200

(Reference)Per-share Net income forecast (Interim) ¥51.06 (Full year) ¥121.68

(2)Fiscal year 2006 Dividends forecasts(April 1,2006 to March 31 ,2007)

	interim	year end	full year
	yen	yen	yen
Previous forecast(announced on May 9,2006)	0.00	40.00	40.00
revised forecast	20.00	20.00	40.00
Per share dividends of fiscal year 2005	0.00	40.00	40.00

Qualitative information regarding earnings forecasts

There is no change to the forecast of consolidated business results released on 9 May 2006. However, there is a change to the projected dividend which was released at the same time.

The second year of our medium-term management plan (Mori-568PLAN), which covers the three years from 2005 to 2007, is also making satisfactory progress. Although we recorded a impairment loss of 4.209 billion yen against land and buildings of our sales offices in Japan, taking into account the reduction in corporate income tax due to the loss we realized on these sales, the increase in this term' s net profit thanks to a satisfactory order environment, there is no change to our semi-annual and full-year targets for F.Y. 2006.

As for the projected dividend, we aim to institute a more flexible dividend policy and return management results to the shareholders without delay, so we have decided to issue a semi-annual dividend for F.Y.

- Earnings forecasts are based on available information as of the release of this report. Actual earnings may diverge from these forecasts due to various risk factors.

4. Changes in Method of Accounting

Effective the first quarter of the fiscal year ending March 31, 2007, we have adopted the following new method of accounting:

【Contents of changes】

Until the year ended March 31, 2006, warranty expenses during the cost-free guarantee period were charged to income as incurred. Effective the first quarter of the fiscal year ending March 31, 2007, we have adopted a new method of accounting which recognizes the warranty reserve based on the Company's historical experience with warranty payments and the related sales amounts. This change was made in order to achieve appropriate accounting for periodic income by matching warranty expenses during the cost-free guarantee period with the related revenues from the sales of the products and because control of warranty expenses during the cost-free guarantee period has become more important under managements policy of enhancing product quality.

As a result, a reversal of the warranty reserve of ¥12 million which is included in selling, general and administrative expenses and a provision for the prior years' warranty reserve of ¥657 million included in special losses were recognized in the accompanying consolidated statement of income for the 3-month period ended June 30, 2006. The effect of this change was to increase both operating income and ordinary income by ¥12 million and to decrease income before income taxes for the first quarter by ¥645 million as compared with the corresponding amounts which would have been recorded under the previous method.

Reference

1. Quarterly Consolidated Balance Sheets

	Current Quarter End of first quarter Fiscal year 2006			Previous Quarter End of first quarter Fiscal year 2005 (to March 31, 2006)			Reference: Fiscal year 2005 (to March 31, 2006)		
	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)
Assets									
I Current Assets									
1 Cash and deposits		35,106			25,953			31,582	
2 Notes and accounts receivable		24,443			22,961			29,961	
3 Inventories		27,919			26,589			25,063	
4 Deferred income taxes		153			173			141	
5 Uncollected consumption tax		318			412			346	
6 Other		3,493			2,724			2,543	
7 Allowance for doubtful receivables		-345			-327			-273	
Current Total assets		91,089	57.4		78,488	53.0		89,365	54.9
II Fixed assets									
1 Tangible fixed assets									
(1) Buildings and structures		23,431			24,942			25,100	
(2) Machinery, equipment and vehicles		6,209			7,084			5,814	
(3) Land		18,254			21,463			21,016	
(4) Construction in progress		888			906			717	
(5) Other		3,168			2,785			3,098	
Total tangible fixed assets		51,951	32.8		57,183	38.7		55,747	34.3
2 Intangible fixed assets		2,918	1.8		2,325	1.6		2,952	1.8
3 Investments and other assets									
(1) Investments in securities		11,972			9,169			13,914	
(2) Long-term prepaid expenses		196			345			234	
(3) Deferred income taxes		9			5			26	
(4) Other		532			455			537	
Total investments and other assets		12,710	8.0		9,975	6.7		14,712	9.0
Total fixed assets		67,580	42.6		69,484	47.0		73,412	45.1
Total assets		158,670	100.0		147,973	100.0		162,778	100.0

	Current Quarter End of first quarter Fiscal year 2006		Previous Quarter End of first quarter Fiscal year 2005 (to March 31, 2006)		Reference: Fiscal year 2005 (to March 31, 2006)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Liabilities						
I Current liabilities						
1 Accounts payable	10,006		8,622		9,697	
2 Short-term loans	1,320		1,370		1,320	
3 Current portion of long-term debt	5,084		5,084		5,084	
4 Unpaid interest expenses	4,683		3,597		4,465	
5 Unpaid expenses	1,441		1,474		417	
6 Advances received	1,913		1,570		2,084	
7 Accrued income taxes	900		507		1,387	
8 Unpaid consumption tax	28		6		40	
9 Deferred tax liability	130		174		203	
10 Warranty reserve	645		—		—	
11 Other	1,941		1,317		1,332	
Total current liabilities	28,096	17.7	23,726	16.0	26,032	16.0
II Long-term liabilities						
1 Equity warrants	9,331		11,500		9,333	
2 Long-term borrowing	5,103		12,687		5,124	
3 Long-term accounts payable	310		—		332	
4 Deferred tax liability	2,566		1,910		3,358	
5 Deferred tax liability on land revaluation	1,699		1,824		1,824	
Total long-term liabilities	19,010	12.0	27,921	18.9	19,972	12.3
Total liabilities	47,106	29.7	51,647	34.9	46,005	28.3
(Minority interests)						
Minority interests	—	—	151	0.1	425	0.2
Capital						
I Capital	—	—	28,190	19.1	29,285	18.0
II Capital surplus	—	—	40,933	27.7	42,529	26.1
III Retained earnings	—	—	39,951	27.0	49,645	30.5
IV Reserve for land revaluation	—	—	-7,371	-5.0	-4,636	-2.8
V Net unrealized holding gain on securities	—	—	2,533	1.7	4,576	2.8
VI Foreign currency statements translation adjustments	—	—	-2,214	-1.5	-1,186	-0.7

VII Treasury stock	—	—	-5,849	-4.0	-3,867	-2.4
Total capital	—	—	96,174	65.0	116,347	71.5
Total liabilities, minority interests and shareholders' equity	—	—	147,973	100.0.	162,778	100.0
Net Assets						
I Shareholders' equity						
1 Capital	29,286					
2 Capital surplus	42,557					
3 Retained earnings	39,499					
4 Treasury stock	-3,754					
Total Shareholders' equity	107,590	67.8				
II Valuation, Translation Adjustments and Others						
1 Net unrealized holding gain on securities	3,419					
2 Deferred assets (liabilities) arising from hedge accounting	-252					
3 Reserve for land revaluation	1,545					
4 Foreign currency statements translation adjustments	-1,212					
Total Valuation, Translation Adjustments and Others	3,500	2.2				
III Minority interests	473	0.3				
Total Net Assets	111,563	70.3				
Total Liabilities and Net Assets	158,670	100.0				

2. Quarterly Consolidated Statements of Income

	Current Quarter End of first quarter Fiscal year 2006			Previous Quarter End of first quarter Fiscal year 2005 (to March 31, 2006)			Reference: Fiscal year 2005 (to March 31, 2006)		
	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Amount (million yen)	Percentage of total (%)		% of total (%)
I Sales		35,936	100.0		28,122	100.0		145,339	100.0
II Cost of sales		21,324	59.3		17,449	62.0		89,984	61.9
Gross profit		14,611	40.7		10,672	38.0		55,354	38.1
III Selling, general and administrative expenses		10,057	28.0		9,167	32.6		39,060	26.9
Operating income		4,554	12.7		1,505	5.4		16,294	11.2
IV Non-operating income									
1 Interest income	21			10			54		
2 Dividend income	61			49			70		
3 Foreign exchange gain	96			—			—		
4 Equity method income	11			40			64		
5 Bond premium and Other	73	263	0.7	178	279	1.0	436	625	0.4
V Non-operating expenses									
1 Interest paid	21			28			110		
2 Foreign exchange loss	—			57			292		
3 Fees and commissions	20			72			373		
4 Straight bond issue costs	—			76			72		
5 Other	39	81	0.2	33	267	1.0	166	1,017	0.7
Ordinary income		4,736	13.2		1,517	5.4		15,902	10.9
VI Extraordinary income									
1 Gain on sale of fixed assets	0			260			378		
2 Gain on sale of investment securities	—			—			917		
3 Gain on return of allowance for doubtful receivables and Other	35	36	0.1	—	260	0.9	13	1,309	0.9
VII Extraordinary expenses									
1 Loss on sale of fixed assets	1			84			120		
2 Impairment&loss of fixed assets	13			107			1,238		
3 Loss on inventory disposal	4,209			—			608		
4 Affiliates' shares appraisal loss&devaluation of investments	—			39			44		
5 Loss on termination of leases	—			—			45		
6 Provision for the prior years' warranty reserve	657	4,880	13.6	—	231	0.8	—	2,058	1.4
Net income before taxes		Δ108	Δ0.3		1,545	5.5		15,154	10.4
Taxes	180			152			1,146		

Corporation tax adjustment	Δ192	Δ12	Δ0.0	23	176	0.6	125	1,271	0.9
Minority interests (loss) in net income		Δ48	Δ0.1		3	0.0		Δ80	Δ0.0
Net income		Δ144	Δ0.4		1,372	4.9		13,801	9.5

4. First Quarter Consolidated Statements of Shareholders' Equity

(April 1, 2006 to June 30, 2006)

	Shareholders' equity				
	Capital	Capital surplus	Retained earnings	Treasury stock	Total Shareholders' equity
Balance(March31, 2006) (million yen)	29,285	42,529	49,645	Δ3,867	117,593
Increase (decrease) during the quarter					
Issue of new stock	1	1	—	—	2
Dividends	—	—	Δ3,677	—	Δ3,677
Bonuses to directors and	—	—	Δ142	—	Δ142
Net loss during the quarter	—	—	Δ144	—	Δ144
Gain of Treasury stock	—	—	—	Δ1	Δ1
disposal of Treasury stock	—	27	—	114	142
Reversal of reserve for land revaluation	—	—	Δ6,181	—	Δ6,181
Total Increase (decrease) during the quarter (million yen)	1	28	Δ10,145	112	Δ10,003
Balance(June30, 2006) (million yen)	29,286	42,557	39,499	Δ3,754	107,590

	Valuation, Translation Adjustments and Others					Minority interests	Total Net Assets
	Net unrealized holding gain on securities	Deferred assets (liabilities) arising from hedge accounting	Total Net Assets	Foreign currency statements translation adjustments	Total Valuation, Translation Adjustments and Others		
Balance(March31, 2006) (million yen)	4,576	—	Δ4,636	Δ1,186	Δ1,246	425	116,772
Increase (decrease)							
Issue of new stock	—	—	—	—	—	—	2

Dividends	—	—	—	—	—	—	Δ3,677
Bonuses to directors and statutory auditors	—	—	—	—	—	—	Δ142
Net loss during the quarter	—	—	—	—	—	—	Δ144
Gain of Treasury stock	—	—	—	—	—	—	Δ1
disposal of Treasury stock	—	—	—	—	—	—	142
Reversal of reserve for land revaluation	—	—	—	—	—	—	Δ6,181
Net change in other items	Δ1,156	Δ252	6,181	Δ25	4,746	47	4,793
Total Increase (decrease) during the quarter (million yen)	Δ1,156	Δ252	6,181	Δ25	4,746	47	Δ5,209
Balance(June30, 2006) (million yen)	3,419	Δ252	1,545	Δ1,212	3,500	473	111,563

4. Quarterly Consolidated Statement of Retained Earnings

	Previous Quarter End of first quarter Fiscal year 2005 (to March 31, 2006)		Reference: Fiscal year 2005 (to March 31, 2006)	
	Amount (million yen)		Amount (million yen)	
(Capital surplus)				
I Capital surplus at start of period		40,932		40,932
II Increase in capital surplus				
1 Issue of new stock resulted from capital increase			1,093	
2 Gain on disposal of Treasury stock	0	0	502	1,596
III Capital surplus at end of quarter (full year)		40,933		42,529
(Retained earnings)				
I Retained earnings at start of period		46,255		46,255
II Increase in retained earnings				
Net income	1,372	1,372	13,801	13,801
III Decline in retained earnings				
1 Dividends	1,760		1,760	
2 Directors' bonuses	115		115	
3 Reversal of reserve for land revaluation	5,800	7,676	8,535	10,411
IV Retained earnings at end of quarter (full year)		39,951		49,645

5 Consolidated Statement of Cash flows

	Note	Current Quarter End of first quarter Fiscal year 2006	Reference: Fiscal year 2005 (to March 31, 2006)
		Amount (million yen)	Amount (million yen)
I Cash flow from operating activities			
1 Income before income taxes and minority interests		-108	15,154
2 Depreciation and amortization		1,252	5,289
3 Loss on sale of fixed assets		1	120
4 Loss on disposal of fixed assets		13	1,238
5 Loss on impairment of fixed assets		4,209	608
6 Gain on sale of fixed assets		-0	-378
7 Gain on sale of investments in securities		-	-917
8 Loss on devaluation of affiliate companies share		-	44
9 Consolidated adjustment account write-offs		2	105
10 Equity method income		-11	-64
11 Loss on devaluation of investments in securities		-	45
12 Bond issue expense		-	72
13 Bond redemption expense		0	21
14Increase in allowance for doubtful receivables		69	-235
15 Increase in warranty reserve		645	
16 Interest and dividend income		-82	-124
17 Interest expense		21	110
18 Unrealized exchange gain		-60	-56
19 Notes and accounts receivable		5,614	-460
20 Decrease (increase) in inventories		-3,274	-1,175
21 Increase in accounts payable		288	-2,672
22 Decrease (increase) in uncollected consumption tax		-11	1,346
23 Increase (decrease) in unpaid consumption tax		27	78
24 Increase (decrease) in other accounts payable		201	-1
25 Bonuses to directors and statutory auditors		-142	-94
26 Other		-622	-350
Sub-total		8,033	17,648
27 Interest and dividend income received		82	126
28 Interest paid		-10	-111
29 Income tax (paid) refunded		-565	-535
Cash flow from operating activities		7,540	17,128
II Cash flow from investing activities			
1 Net change in fixed-term deposits		—	3
2 Increase in investments in securities		—	-1,627
3 Proceeds from sale of investment securities		—	1,134
4 Increase in investment in a subsidiary and an affiliate companies		—	-93
5 Acquisition of stock in consolidated subsidiaries due to change in consolidated group		—	29
6 Proceed from liquidation of investment in an affiliate		11	
7 Proceeds from sale of property, plant and equipment		63	2,542
8 Purchase of property, plant and equipment		-1,127	-3,780
9 Purchase of other assets		-237	-1,080
10 Other		45	-128
Cash flow from investing activities		-1,244	-3,001
III Cash flow from financing activities			

1 Increase (decrease) in short-term bank loans	—	50
2 Proceeds from long-term debt	-21	-7,886
3 Redemption of bonds	—	11,542
4 Proceeds from disposal of Treasury stock	142	2,525
5 Purchase of Treasury stock	-1	-37
6 Cash Dividend	-2,753	-1,760
7 Proceed from minority interests	—	192
Cash flow from financing activities	-2,633	4,524
IV Effect of exchange rate changes on cash and cash equivalents	-137	158
V Increase (decrease) in cash and cash equivalents	3,523	18,810
VI Cash and cash equivalents at beginning of the year	31,582	12,772
VII Cash and cash equivalents at end of the (year) quarter	35,106	31,582

6. Segment information

(1)By geographic region

Current Quarter End of first quarter Fiscal year 2006(to March 31, 2007)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income Sales (1) Sales to third parties Sales	19,493	7,721	7,990	730	35,936	—	35,936
(2) Intra-group sales Sales	12,911	62	120	186	13,280	(13,280)	—
Total	32,405	7,783	8,110	917	49,217	(13,280)	35,936
Operating expenses	28,094	7,572	7,852	903	44,423	(13,041)	31,381
Operating income (loss) (-)	4,310	211	257	14	4,793	(239)	4,554

Notes: 1. Shared operating expenses are distributed among all segments.

2. The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

Previous Quarter End of first quarter Fiscal year 2005

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income Sales (1) Sales to third parties	14,384	6,869	6,421	447	28,122	—	28,122
(2) Intra-group sales	11,639	165	203	229	12,239	(12,239)	—
Total sales	26,024	7,035	6,624	677	40,362	(12,239)	28,122
Operating expenses	24,742	6,932	6,439	602	38,716	(12,098)	26,617
Operating income	1,281	103	185	75	1,645	(140)	1,505

Notes: 1. Shared operating expenses are distributed among all segments.

2. The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

Fiscal year 2005 (April 1, 2005 to March 31, 2006)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income							
Sales							
(1) Sales to third parties	79,066	31,774	31,531	2,967	145,339	—	145,339
(2) Intra-group sales	50,369	771	577	975	52,693	(52,693)	—
Total sales	129,435	32,545	32,108	3,943	198,033	(52,693)	145,339
Operating expenses	114,981	31,159	31,333	3,684	181,158	(52,113)	129,045
Operating income (loss) (-)	14,454	1,386	775	258	16,874	(580)	16,294

Notes: 1. Shared operating expenses are distributed among all segments.

2. The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

(2)Overseas sales

Current Quarter End of first quarter Fiscal year 2006(to March 31, 2007)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	8,515	8,239	2,818	19,573
Consolidated Sales (million yen)	—	—	—	35,936
Overseas sales as a percentage of total consolidated sales (%)	23.7	23.0	7.8	54.5

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas.................United States , Brazil , Canada , Argentina , Mexico
Europe.....................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia, Slovenia, Czech, Hungary, Poland
Asia and Oceania...Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, Philippines, Vietnam

Previous Quarter End of first quarter Fiscal year 2005

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	7,685	6,627	2,836	17,149
Consolidated Sales (million yen)	—	—	—	28,122
Overseas sales as a percentage of total consolidated sales (%)	27.3	23.6	10.1	61.0

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Canada, Argentina, Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia
Asia and Oceania...Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia ,New Zealand, Malaysia

Fiscal year 2005 (April 1, 2005 to March 31, 2006)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	38,421	33,303	12,397	82,122
Consolidated Sales (million yen)	—	—	—	145,339
Overseas sales as a percentage of total consolidated sales (%)	25.1	22.9	8.5	56.5

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas.................United States , Brazil , Canada , Argentina , Mexico
Europe.....................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia, Slovenia, Czech, Hungary, Poland
Asia and Oceania...Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, Philippines, Vietnam

August 7, 2006

Company name Mori Seiki Co., Ltd.
Representative President Masahiko Mori
(Code Number 6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact Administrative HQ Executive Officer
Accounting & Finance Dept. Director
Morikuni Uchigasaki
Telephone (052) 587-1835

Announcement regarding amendment to the projected dividend

We inform you that at a Directors' Meeting held on 7 August 2006, it was decided to amend the projected dividend per share as shown below, and to issue a semi-annual dividend from FY 2006.

Note

1. Reason for amendment to the projected dividend.

We aim to institute a more flexible dividend policy and return management results to the shareholders without delay, so we have decided to issue a semi-annual dividend for FY 2006.

2. Detail of amendment.

Fiscal year 2006 Dividends forecasts(April 1,2006 to March 31 ,2007)

	interim	year end	full year
	yen	yen	yen
Previous forecast(announced on May 9,2006)	0.00	40.00	40.00
revised forecast	20.00	20.00	40.00
Per share dividends of fiscal year 2005	0.00	40.00	40.00

August 7, 2006

Company name Mori Seiki Co., Ltd.
Representative President Masahiko Mori
(Code Number 6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact Administrative HQ Executive Officer
Accounting & Finance Dept. Director
Morikuni Uchigasaki
Telephone (052) 587-1835

Notice: the transfer of fixed assets

This is to inform you that at a Directors' Meeting held on 7 August 2006, it was decided to transfer fixed assets as shown below.

Notes

1. Reason for transfer

We used to own our Technical Centers along railways and highways. However, we should be able to proceed with more dynamic development of our sales bases, to reduce administrative and maintenance expenses, to make effective use of our management resources and to slim down our balance sheet, so we have decided to sell the fixed assets as shown below and leasehold or rent offices. We will continue sales activities at all Technical Centers as before the transfer without any of them being consolidated or decommissioned.

We will be moving from company housing and dormitories towards leasehold property as well as the Technical Centers.

2. Contents of transferred property

Mainly about 30 domestic Technical Centers (Land, Buildings)

3. Transfer price

Total 4,620 million yen

4. Company to whom we will transfer our assets

Company name: Y.K.CS.BETA

Address of head office: Kanda Jinbou-chyo 3-7-1, Chiyoda-ku, Tokyo, Japan

A representative: Representative Director Nobuhiko Nara

Relations with our company: None

5. Schedule

August 7, 2006 Board of directors resolution

August 17, 2006 Conclusion of a contract

September 27, 2006 Delivery of our assets

6. Future prospects

By the transfer of the fixed assets described above, an impairment loss of 4,209 million yen was incurred in the FY 2006 first quarter settlement of accounts which was released on August 7, 2006. We recorded that as an extraordinary loss, but taking into account the reduction in corporate income tax due to the loss we realized on these sales, and the increase in this term's net profit thanks to a satisfactory order environment, there is no change to our semi-annual and full-year targets for FY 2006 which were announced on May 7, 2006.